Exhibit 99.2

Zhibao Technology Inc. Announces Signing of Definitive Securities Purchase Agreement for PIPE Financing Payable in Bitcoin

SHANGHAI, July 31, 2026 — Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading high-growth InsurTech company and pioneer of the 2B2C digital embedded insurance model in China, today announced that it has entered into a definitive Securities Purchase Agreement (the “Agreement”), dated as of July 31, 2026, with a group of non-U.S. investors (the “Investors”).

Key Highlights of the Transaction

●	PIPE Securities Structure: Pursuant to the Agreement, the Company has agreed to issue and sell an aggregate of 442,000,000 units (each, a “PIPE Unit”) to the Investors. Each PIPE Unit consists of:

1.	One class A ordinary share, par value $0.0001 per share of the Company (a “Class A Ordinary Share”); and

2.	One warrant to purchase one Class A Ordinary Share at an exercise price equal to $0.35 per share, exercisable for a period of two years from the closing date.

●	Purchase Price & Bitcoin Consideration: The purchase price per PIPE Unit is $0.35 and the aggregate purchase price of $154,700,000 will be fully paid through the contribution of an aggregate of 2,380 Bitcoins, valued at a $65,000 per Bitcoin determined with reference to the prevailing market prices of Bitcoin on July 30, 2026.

●	Closing Conditions: The closing of the issuance and sale of the PIPE Units is scheduled to take place within 12 business days following the execution of the Agreement, subject to customary closing conditions, including conversion of Class B Ordinary Shares into Class A Ordinary Shares, obtaining required regulatory and exchange approvals, Nasdaq compliance, and the availability of sufficient authorized share capital.

●	Board & Governance Reorganization: Effective upon the closing, the size of the Company’s Board of Directors will be set at five (5) members. Four incumbent directors and the current Chief Executive Officer and Chief Financial Officer will resign. The Investors will designate four (4) new director nominees, as well as the new Chief Executive Officer and Chief Financial Officer, while Mr. Botao Ma, the Company’s current Chairman and Chief Executive Officer, will remain as a director on the Board of Directors.

Participating Investors

The private placement includes participating institutional and individual investors, including METAVERSE INTELLIGENCE TECH LTD, DYT INFO PTE. LTD., YY TECH INC, Kellyview Investment Limited, JOYER INVESTMENT LIMITED, Dundas Technology Limited, DADA Business Trading Co., Limited, VMADE CO., LIMITED, Easygo Business Co., Ltd, and BCI TECH PTE. LTD.

Use of Proceeds

The Company intends to use the proceeds from this transaction in multiple ways, including but not limited to: supporting general expenditure and business development, investment into research and development, including AI implementations complementary to our InsurTech business model, and to furthering the Company’s Digital Asset Reserve strategy focusing on using Bitcoin as a treasury asset.

About Zhibao Technology Inc.

Zhibao Technology Inc. is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilizes big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.
Investor Relations
Office Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC
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